UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Signs Broad Multi-Picture Deal

with Corus Entertainment’s Movie Central

LEADING CANADIAN PAY TV SERVICE TO PRE-LICENSE 30 TITLES

FROM PEACE ARCH

Toronto – September 8, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that it has signed a multi-picture deal with Corus Entertainment’s Western Canadian pay television service, Movie Central.  Over the next three years, Movie Central will pre-license 24 new titles from Peace Arch, including movies-of-the-week and feature-length productions.

In addition to the 24 title commitment, Movie Central has pre-licensed the “ManEater” feature films, consisting of six movies that are being co-produced by Peace Arch Entertainment and industry leader RHI Entertainment Distribution LLC.

Peace Arch Entertainment Group CEO Gary Howsam says, "The broad scope of this agreement with Corus clearly illustrates the direction of our company towards creative content partnerships with established and respected industry leaders, coupled with a solid economic vision based on modest risk and steady growth.”

Andrew Eddy, Vice President and General Manager of Corus Entertainment's Movie Central says, “This agreement furthers Movie Central’s goal of providing our subscribers with more exciting movies and series that they won’t find anywhere else. Not only will these productions be exclusive to Movie Central, they’ll also be available to viewers on our 24/7 high definition service.”

About Movie Central

Movie Central is a 24-hour-a-day, commercial-free premium pay-TV service available to Western Canadians. Exclusive multi-year output agreements with major Hollywood studios ensure that Movie Central is the preferred destination for box office titles. In addition to being the first window, Canadian home to the best of HBO and Showtime, through its investments, pre-buys and licence fees for Canadian feature films and original series, Movie Central is recognized as a major force in the Canadian independent film and television production industry. The launch of Movie Central On Demand and Movie Central High Definition demonstrates that Movie Central remains committed to being first with innovations that enhance the viewing experience. Visit the Movie Central website at www.moviecentral.ca. Movie Central is owned by Corus Entertainment Inc., a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, Movie Central, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment Group Inc. is a leading independent producer and distributor of motion pictures, television programming and home entertainment content. The Company’s Peace Arch Films division markets and licenses feature films intended for worldwide theatrical release through third party distributors, while its Archetype Films division focuses on DVD and television premieres in the horror, thriller, science fiction and action genres.  Peace Arch Television licenses the company's in-house productions and projects acquired from other producers to U.S., Canadian and international broadcasters, cable and satellite companies.  Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada.  Peace Arch recently entered into an agreement to acquire the 500+ title film library of Castle Hill Productions and Dream LLC, which is expected to provide a valuable source of recurring revenue and a foundation for the growth of the Company’s core Motion Picture, Television and Home Entertainment businesses. For additional information, please visit www.peacearch.com.  For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

     Contacts:

     Peace Arch Entertainment Group Inc.

     Roy Bodner

     Vice President public relations

     310-450-1711

     Email Contact

     Trilogy Capital Partners

     Paul Karon

     Toll-free: 800-592-6067

     Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 8, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.